AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-8B25

Arrow Funds Trust
811-22325
CUSIP Number	SEC File Number

APPLICATION FOR EXTENSION OF TIME

REGISTRANT

Arrow Funds Trust
(Name of small business issuer in its charter)

Delaware	00-0000000
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Arrow Funds Trust
2943 Olney-Sandy Spring Road, Suite A,
Olney, Maryland 20832
 (Address of principal executive offices)

(877)  277-6933
(Issuer’s telephone number)

PART I – RULE 8B-25

Registrant files this Application for Extension of Time pursuant to Rule 8b-25 (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Registration pursuant to Section 8 of the Investment Company Act of 1940 ("Act") be extended from March 31, 2010 to May 31, 2010 as provided in Rule 8b-25.

Narrative:

On August 21, 2009, Registrant filed a Form N-8A notifying the Commission of its intent to register as an open-end management company under the Act. Rule 8b-5 under the Act (17 CFR 270.8b-5) provides that the registration statement of Registrant shall be filed within three months of the date of the filing of the notification on Form N-8A, unless the Registrant's fiscal year is during that three-month period, in which case Registrant may file any time within three months of such fiscal year end. Rule 8b-25 under the Act provides for a 60-day extension of the date on which such registration statement is to be filed if it is impractical to furnish the required information within the time required by Rule 8b-5.

Based on Registrant's prior filings, Registrant expected to file a registration statement under Section 8 of the Act by March 31, 2010. Registrant, however,  finds it impractical to file the registration statement by March 31, 2010 because Registrant expects to have to further modify the investment objective and policies of its initial series in light of developments in the exchange-traded funds market. These modifications could result in Registrant’s registration statement potentially no longer being current in its disclosures and potentially being misleading to any investor relying on the disclosures.

Therefore, the Registrant respectfully requests that this application for extension of time to file pursuant to Section 8 be accepted pursuant to Rule 8b-25 and that the due date for the filing of Registrant’s registration as an open-end management company be May 31, 2010.

PART II – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Stacy L. Fuller, Esq.	(202) 778-9475
(Name)	(Telephone number)

Arrow Funds Trust
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2010	By:	/s/ Joseph Barrato, CEO and
Trustee